



Innovative Recordings, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%
Target Raise Amount: $500,000
Offering End Date: June 13, 2022

Repayment Period: 7 years (84 months)
Minimum Raise Amount: $80,000

Company Details:

Name: Innovative Recordings, LLC
Founded: 2018
Address: 2219 Town Center Drive Suite 373
Washington, DC 20020

Industry: Motion Picture and Video Production
Employees: 2
Website: https://www.innovativerecordings.com/

Use of Funds Allocation:

If the maximum raise is met:

$225,000 (45.00%) – of the proceeds will go towards working capital
$100,000 (20.00%) – of the proceeds will go towards equipment
$100,000 (20.00%) – of the proceeds will go towards manufacturing Crank Chips
$75,000 (15.00%) – of the proceeds will go towards advertising

Social:

Instagram: 2,740 Followers;





Business Metrics:

	FY20	FY21
Total Assets	$4,176,820	$4,121,189
Cash & Cash Equivalents	$112,588	$73,151
Accounts Receivable	$5,263	$41,011
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenue	$635,578	$654,269
Cost of Goods Sold	$137,352	$160,400
Taxes	$0	$0
Net Income	$53,508	$97,020

Recognition:

Innovative Recordings, LLC began operations in July 2018 and is a production company specializing in providing a full range of multimedia services. Two notable milestones include their Season 1's Cooking with Capital Kidds TV show as well as the launch of Crank Chips dedicated to sparking conversation around community and culture.

About:

Innovative Recordings, LLC is a production company located in Washington, DC's Ward 8 East-of-the River neighborhoods. With over 20 years of creating compelling music & video productions, Innovative Recordings has collaborated with businesses, musicians, government agencies/contractors and non-profits to provide services from concept to completion. Collectively, the group has over 80 songs recorded and a TV Show season 1 of Cooking with "Capital Kidds". Another highlight includes their production of Crank Chips, designed with QR codes on the back to spark conversation around community and culture. Innovative Recordings is raising funds for working capital to expand operations for both Capital Kidds and Crank Chips.

For more information, contact our Customer Support Team at support@thesmbx.com

